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                                                                   EXHIBIT 12(b)

                         HAWAIIAN ELECTRIC COMPANY, INC.
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

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
                                                 NINE MONTHS
                                                    ENDED
                                                 SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                             -------------------   -------------------------------------------------------
                                               1998       1997       1997       1996       1995       1994       1993
                                               ----       ----       ----       ----       ----       ----       ----
                                                                       (DOLLARS IN THOUSANDS)
FIXED CHARGES
Total interest charges ....................  $ 36,784   $ 36,551   $ 48,778   $ 47,451   $ 44,377   $ 37,340   $ 35,287
Interest component of rentals .............       552        577        757        690        672        808        970
Pretax preferred stock dividend
 requirements .............................     7,208      7,525     10,007     10,681     11,216     11,700     10,648
Preferred securities distributions of trust
 subsidiary................................     3,019      2,046      3,052          0          0          0          0
                                             --------   --------   --------   --------   --------   --------   --------

TOTAL FIXED CHARGES .......................  $ 47,563   $ 46,699   $ 62,594   $ 58,822   $ 56,265   $ 49,848   $ 46,905
                                             ========   ========   ========   ========   ========   ========   ========

EARNINGS
Net income for common stock ...............  $ 62,927   $ 57,754   $ 78,189   $ 81,348   $ 72,897   $ 61,645   $ 51,705
Fixed charges, as shown ...................    47,563     46,699     62,594     58,822     56,265     49,848     46,905
Income taxes (see note below) .............    42,213     38,824     52,535     55,888     50,198     43,588     36,897
Allowance for borrowed funds used
 during construction ......................    (5,145)    (4,658)    (6,190)    (5,862)    (5,112)    (4,043)    (3,869)
                                             --------   --------   --------   --------   --------   --------   --------
EARNINGS AVAILABLE FOR FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS ............  $147,558   $138,619   $187,128   $190,196   $174,248   $151,038   $131,638
                                             ========   ========   ========   ========   ========   ========   ========

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS ............      3.10       2.97       2.99       3.23       3.10       3.03       2.81
                                             ========   ========   ========   ========   ========   ========   ========


NOTE:
Income taxes is comprised of the following:
 Income tax expense relating to
  operating income for regulatory
  purposes ................................  $ 42,253   $ 38,848   $ 52,795   $ 56,170   $ 50,719   $ 43,820   $ 37,007
 Income tax benefit relating to
  nonoperating loss .......................       (40)       (24)      (260)      (282)      (521)      (232)      (110)
                                             --------   --------   --------   --------   --------   --------   --------

                                             $ 42,213   $ 38,824   $ 52,535   $ 55,888   $ 50,198   $ 43,588   $ 36,897
                                             ========   ========   ========   ========   ========   ========   ========
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